Exhibit 99.3

Management’s Report on Financial Position and Operating Results

For the year ended December 31, 2021

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

The following analysis provides a review of the audited annual consolidated results of operations, financial condition, and cash flows for the year ended December 31, 2021 (“Fiscal 2021”), with information compared to the year ended December 31, 2020 (“Fiscal 2020”), for IMV Inc. (“IMV”, “us”, “our”, “we” or the “Corporation”). This analysis should also be read in conjunction with the information contained in the audited annual consolidated financial statements and related notes for the years ended December 31, 2021 and December 31, 2020.

The Corporation prepares its audited annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Corporation included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee comprised of independent directors. The Audit Committee meets with management and the auditors in order to discuss the results of operations and the financial condition of the Corporation prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of March 16, 2022, the date when the Board of Directors approved the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2021, on the recommendation of the Audit Committee.

Amounts presented in this MD&A are approximate and have been rounded to the nearest thousand except for share and per share data. All currency figures reported in the audited annual consolidated financial statements and in this document are in United States dollars (“USD”), unless otherwise specified. Effective January 1, 2021, the Corporation adopted the US dollar as its functional and presentation currency. Refer to the “BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS, SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES” section below for details.

Additional information regarding the business of the Corporation, including the Annual Information Form of the Corporation for the year ended December 31, 2021 (the “AIF”) and included in the Corporation’s Form 40-F filed with the U.S. Securities and Exchange Commission, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Corporation, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continues”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. Forward-looking statements include, among others:

•	the Corporation’s business strategy;
•	statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;
•	potential sources of funding;
•	the Corporation’s ability to obtain necessary funding on favorable terms or at all;
•	the Corporation’s expected expenditures and accumulated deficit level;
•	the Corporation’s ability to obtain necessary regulatory approvals;
•	the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;
•	the Corporation’s expectations about the timing of achieving milestones and the cost of preclinical assays, studies and clinical trials;
•	the Corporation’s expected outcomes from its ongoing and future research and research collaborations;
•	the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships, and other transactions with third parties;

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•	the potential impact of partnerships on the Corporation’s manufacturing capabilities;
•	the Corporation’s plans for the research and development of certain product candidates;
•	the Corporation’s strategy for protecting its intellectual property;
•	the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;
•	the Corporation’s ability to obtain licences on commercially reasonable terms;
•	the Corporation’s plans for generating revenue;
•	the Corporation’s plans for future clinical trials; and
•	the Corporation’s hiring and retention of skilled staff.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. IMV Inc. assumes no responsibility to update forward-looking statements in this MD&A except as required by law. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the AIF, under the heading “Risk Factors and Uncertainties”. Although the forward-looking statements contained in this MD&A are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot provide any assurance to investors that actual results will be consistent with these forward-looking statements and should not be unduly relied upon by investors.

Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;
•	positive results of preclinical assays, studies and clinical trials;
•	the Corporation’s ability to successfully develop existing and new products;
•	the Corporation’s ability to hire and retain skilled staff;
•	the products and technology offered by the Corporation’s competitors;
•	general business and economic conditions, including as a result of the pandemic outbreak of COVID-19;
•	the Corporation’s ability to accurately assess and anticipate the impact of COVID-19 on the Corporation’s clinical studies and trials and operations generally;
•	the Corporation’s ability to protect its intellectual property;
•	the coverage and applicability of the Corporation’s intellectual property rights to any of its products;
•	the Corporation’s ability to manufacture its products and to meet demand;
•	the general regulatory environment in which the Corporation operates;
•	the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its products; and
•	obtaining necessary regulatory approvals and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions and information currently available to, and considered reasonable by, management. The forward-looking information in this MD&A does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic and the resulting global and regional economic impacts. The Corporation has experienced uncertainty related to the COVID-19 situation. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the COVID-19 pandemic and global measures to contain it will continue to have an impact on the Corporation, including its clinical trials and collection and analysis of data, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators and suppliers to assess any impacts and risks.

The information contained herein is dated as of March 16, 2022, the date of the Board of Directors’ approval of the audited annual consolidated financial statements and of the MD&A. For additional information on risks, uncertainties and assumptions, including a more detailed assessment of the risks that could cause actual results to materially differ from current expectations, please refer to the AIF of IMV filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

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COVID-19 IMPACT

COVID-19 has impacted the Corporation’s research and development activities but has not caused significant disruptions to its business operations to date. In April 2020, IMV was designated as an essential business by the Nova Scotia Department of Business and Nova Scotia Public Health which allowed for essential lab employees to continue operations in its Dartmouth laboratories. Following the outbreak of the Omnicron variant, IMV adopted a rotating on site work schedule and required that all employees working on site provide either proof of vaccination status or submit bi-weekly negative COVID-19 test results. IMV required all employees working on site, regardless of vaccination status, to complete a rapid COVID-19 test once every three working days. Effective March 1st, 2022, employees no longer are required to test and a hybrid working model has been adopted. Employees are still required to wear masks in common areas on IMV premises.

To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. While certain clinical trial activities, including patient enrolment and site activations were delayed or otherwise impacted by the COVID-19 pandemic, the extent to which the ongoing pandemic may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, the variants and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including impacts to ongoing and planned clinical studies and regulatory approval prospects. Further prolonged shutdowns or other business interruptions could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations and financial condition.

The COVID-19 pandemic continues to evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business.

CORPORATE OVERVIEW

We are a clinical-stage immuno-oncology company developing a portfolio of therapies based on DPX®, our novel immune-educating technology platform, that is designed to inform a specific, robust and persistent anti-tumor immune response, offering long-lasting benefit to patients with solid or hematological cancers.

Our lead candidate, maveropepimut-S (or “MVP-S”, previously known as “DPX-Survivac”) is a DPX®-based immunotherapy that targets survivin-expressing cells for elimination by educated, cytotoxic T cells. Survivin is overexpressed in most solid and liquid tumors and survivin expression is highly correlated with aggressive tumors and poor prognosis in multiple cancers. Results of preclinical and clinical studies support the benefit of MVP-S in human cancers and suggest that the anti-tumor efficacy of MVP-S in some tumor types may be further enhanced through use with immune modulators and/or anti-cancer drugs. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (“DLBCL”) as well as ovarian, bladder and breast cancers.

Clinical MVP-S highlights in 2021:

•	In the Phase 2 SPiReL study, evaluating MVP-S, with intermittent, low-dose cyclophosphamide (“CPA”, “Low Dose CPA”), and the checkpoint inhibitor KEYTRUDA® (Merck) in patients with relapsed/refractory DLBCL (“r/r DLBCL”), the combination was well-tolerated and demonstrated promising antitumor therapeutic potential (Objective Response Rate (“ORR”) of 75% and 3 RESIST defined Complete Responses (“CR”) in a subset of patients with PD-L1+. The SPiReL study is now complete, and we have initiated the VITALIZE phase 2b study to further evaluate the activity observed in the SPiReL study. Early data from the open label VITALIZE study are expected during summer 2022.
•	Among patients with advanced and recurrent ovarian cancer receiving MVP-S and intermittent, low-dose CPA in the Phase 2 DeCidE1 trial, a Disease Control Rate (“DCR”) of 78.9% was reported on target lesions and nearly half of the patients survived for at least 2 years. Treatment-related adverse events (“AEs”) were mostly Grade 1 and Grade 2 and tolerable. Translational analyses implicated roles for both T and B cells in the sustained, anti-tumor immune response observed in patients treated with MVP-S. The DeCidE1 study is now completed. Both the US Food and Drug Administration (“FDA”) and Health Canada approved the design of the next study in a larger cohort. The AVALON Phase 2b study will begin in H2 2022.

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•	Enrollment in the Phase 2 “basket” study evaluating MVP-S and Low Dose CPA in combination with KEYTRUDA® in different solid tumor cancer indications is now complete. Clinical benefit (complete responses, partial responses, and stable disease) was observed in the MSI-H cohort and in metastatic bladder cancer patients, including patients who had progressed on or after prior immune checkpoint inhibitor therapy. Details on the data observed in the bladder cancer cohort has been accepted for a late-breaking oral symposium at the American Association for Cancer Research (“AACR”) annual meeting in April 2022.
•	We initiated a phase 1b clinical study in women with non-metastatic HR+/HER2- breast cancer where survivin is known to play a critical role in resistance to aromatase inhibitor treatment. For the first time, MVP-S is being evaluated in a neoadjuvant setting with an aromatase inhibitor. This investigator-led study enrolled its first patient in Q4 2021 and top-line results are expected by early 2023.

We also developed a second cancer immunotherapy leveraging the DPX immune-educating platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. We initiated a Phase 1 clinical trial in patients with non-muscle invasive bladder cancer (“NMIBC”) in early 2022, which will evaluate MVP-S in the first cohort and DPX-SurMAGE in the second cohort.

In 2022, our goal is to move MVP-S forward on the path to registration trials in r/r DLBCL and ovarian cancer, while leveraging our versatile DPX platform to build a diversified portfolio of cancer immunotherapies.

IMV Inc. is headquartered in Dartmouth, NS and has corporate offices in Cambridge, MA and Quebec, QC. The common shares of the Corporation (the “Common Shares”) are listed on the Nasdaq Stock Market LLC (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “IMV”.

OUR DPX® PLATFORM GIVES US UNIQUE ADVANTAGES

Our DPX® technology is a unique and patented delivery platform that can incorporate a range of bioactive molecules to produce targeted, long-lasting immune responses enabled by various formulated components. We believe our versatile, immune-educating technology can be developed for application in a variety of therapeutic areas where generation of a target-specific immune response is expected to mitigate disease.

The DPX® delivery platform has a differentiated mechanism of action (“MOA”) and multiple advantages

DPX® is a versatile technology for delivery of single or multiple bioactive molecules, including peptides, proteins, small molecules, nucleic acids, whole viruses and virus-like particles.

When formulated with tumor-associated antigens, DPX®-based immunotherapies maintain antigens at the injection site for prolonged interaction with the immune system, inducing a robust expansion of antigen-specific cytotoxic T cells and an inhibition of tumor growth in tumor-bearing models. In clinical trials, DPX®-based immunotherapies (administered alone and in combination with other agents) have achieved robust, sustained immune responses with infrequent, low-volume injections and mild Grade 1 or 2 injection site reactions. In the clinic, our lead compound has been shown to elicit and increase both T and B cell infiltration into tumors.

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We believe our non-aqueous, lipid-based DPX® technology confers numerous practical advantages to DPX®-based immunotherapies, including ease and low cost of manufacturing, the ability to incorporate both hydrophilic and hydrophobic molecules, no cold-chain requirements for shipping and storage, long-term shelf stability and simple administration in an office setting.

OUR BUSINESS STRATEGY

Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2022 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 28 million and the number of cancer deaths to 16.2 million by 2040 solely due to the growth of the aging population. However, these projections may be underestimated, given the adoption of unhealthy behaviors and lifestyles associated with rapid income growth and changes in reproductive patterns in economically transitioning countries.

Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to grow and spread. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects and impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence. Despite recent advances, independent sources4 note a high unmet medical need in cancer therapy, noting the median survival rate remains poor.

Even though the immune system can prevent or slow cancer growth, cancer cells have ways to avoid destruction by the immune system. Immunotherapy is a type of treatment that helps a patient’s immune system fight cancer. The National Cancer Institute describes several types of immunotherapies, including Immune Checkpoint Inhibitors (“CPIs”) like Merck’s KEYTRUDA® (pembrolizumab) but also T-cell transfer therapies, monoclonal antibodies, treatment vaccines and immune modulators. Although immunotherapy has revolutionized cancer treatment in the last decade, these treatments can cause side effects,

[4]	Cancer Facts and Figures 2022. American Cancer Society

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including organ inflammation and even widespread inflammation. Unfortunately, some patients may become resistant to their treatment and relapse eventually.

We are leveraging the unique mechanism of action of the DPX® platform to build a portfolio of novel immune-educating cancer immunotherapies, which are designed to instruct a robust, persistent immune response against a specific target. Through the expertise of our teams, the quality of our science and emerging strategic partnerships, our mission is to push the boundaries of our novel immunotherapeutic platform to offer better treatments for solid and hematological cancers. The favourable safety profile shown by our lead product candidate encourages us to seek opportunities for combination with other immunotherapies to induce a synergistic activation of a patient’s immune systems against cancer. We are exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties to continue developing new DPX®-based immune-educating therapies.

We are also evaluating potential licencing opportunities for our programs outside of immuno-oncology and for other applications of the DPX® technology. We may seek additional equity and non-dilutive funding to advance the development of our immune-oncology product candidates and potential new programs.

A FOCUS ON IMMUNO-ONCOLOGY

Results of research with DPX®-based immunotherapies have shown robust and sustained antigen-specific T-cell activity in preclinical tumor models and in humans with advanced cancers. Notably, preclinical and early clinical research indicates that DPX®-based immunotherapies can also enlist other immune cell types, including B cells, in the anti-cancer response. IMV’s immune-educating therapies can be easily combined with other immunotherapeutic approaches, including checkpoint inhibitors.

OUR DPX®-BASED IMMUNOTHERAPIES

Our Lead Cancer Immunotherapy: Maveropepimut-S

MVP-S is our first DPX®-based immunotherapy designed to instigate a specific immune response to survivin: a protein commonly expressed in many advanced cancers. MVP-S is comprised of peptides from the survivin protein, a peptide to activate CD4 T “helper” cells, and an activator of innate immune cells (polydIdC). The inclusion of each of these components together elicits a robust, persistent induction of survivin-specific CD8 “killer” T cells that patrol the body to seek out and specifically eradicate survivin-expressing cancer cells.

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Survivin is a well-known tumor-associated antigen (“TAA”) and is overexpressed in most solid and liquid tumors, but rarely in normal, terminally differentiated, adult tissues. Survivin supports tumor growth and metastasis by protecting tumor cells from apoptosis and conferring resistance to chemotherapy and radiotherapy. Survivin expression is correlated with tumor aggressiveness and poor prognosis in multiple cancers5.

MVP-S has been shown to enhance and prolong survivin-specific immune responses in preclinical tumor models when compared with these same survivin-specific peptides administered in an emulsion-based formulation. In the clinic, MVP-S has shown promising clinical activity in different cancer indications whereas Lennerz et al. (2014) described that survivin peptides formulated in standard emulsion demonstrated limited clinical benefit with no objective responses. These results were presented at the last AACR-NCI-EORTC meeting in September 2021. The presentation is available for viewing on our website6.

Ongoing clinical programs are evaluating MVP-S alone and in combination with intermittent, low dose cyclophosphamide and anti-cancer drugs in patients with advanced DLBCL, ovarian cancer, breast cancer, and other solid tumors.

In certain clinical trials, IMV is exploring the activity of MVP-S, with and without an intermittent oral regimen of CPA used as an immune-modulator. Conventional chemotherapeutic drugs are traditionally used for their cytotoxic effect on tumors, but CPA can also be used at lower doses to potentiate the activity of other immunotherapies without inducing significant cytotoxicity. Several studies have demonstrated that low-dose regimens of CPA can have multiple beneficial effects for T cell therapies such as MVP-S, including reduction of T regulatory cell numbers and increase in effector T cells (Hugues et al, Immunology. 2018). In phase 1 clinical studies, IMV has demonstrated that intermittent low-dose oral CPA can act as an immune-modulator increasing the number of polyfunctional, survivin-specific T cells generated by MVP-S (Weir et Al, AACR, 2016).

Orphan Drug Status

The Corporation announced, in November 2016, that the European Medicines Agency (“EMA”) had granted orphan drug designation status to IMV’s MVP-S in ovarian cancer. In July 2015, the FDA also granted orphan drug status to MVP-S for the treatment of ovarian cancer. This designation is valid for all applications of MVP-S in ovarian cancer without restriction to a specific stage of disease.

Clinical programs with MVP-S

The clinical development of our lead compound, MVP-S, is targeted to exploring its therapeutic potential in stage-gated clinical trials, with the goal of advancing MVP-S toward registration trials based on observed clinical signals in each stage.

DLBCL – VITALIZE phase 2b clinical trial (IMV-sponsored)

According to GlobalData: DLBCL, Competitive Landscape 2021, Diffuse Large B Cell Lymphoma is the most common and aggressive form of Non-Hodgkin Lymphoma (“NHL”) accounting for 30%-40% of all cases of adult NHL and, with 27,000 new cases per year in the United States, this blood cancer represents a high unmet medical need. Patients with aggressive NHLs such as DLBCL can generally expect low median survival rates (median overall survival is 4.4 months for patients who fail salvage regimens). The prognosis of patients with r/r DLBCL is poor, and clinical, economic, and logistical barriers limit access to potentially curative therapies. Only about 50% of r/r DLBCL patients respond to salvage chemotherapy and are thus eligible for autologous stem cell transplant (“ASCT”) in the 2nd line setting7. Utilization of CAR T-cell therapies is limited by high cost, payer denials, cumbersome logistics, toxicity, and patient proximity to a specialized center8.

[5]	Virrey JJ et al. Increased survivin expression confers chemoresistance to tumor-associated endothelial cells. The American journal of pathology. 2008;173(2):575-585.
[6]	https://www.imv-inc.com/the-dpx-platform/scientific-publications-posters
[7]	Vardhana SA et al. Outcomes of primary refractory diffuse large B-cell lymphoma (DLBCL) treated with salvage chemotherapy and intention to transplant in the rituximab era. British journal of haematology. 2017;176(4):591-599.
[8]	Gajra A. et al. Perceptions of community hematologists/oncologists on barriers to chimeric antigen receptor T-cell therapy for the treatment of diffuse large B-cell lymphoma. Immunotherapy. 2020;12(10):725-732.

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Survivin overexpression is common in DLBCL and is associated with advanced clinical stage, high-risk International Prognostic Index scores, bone marrow involvement, and short overall survival, suggesting that immunotherapy incorporating MVP-S may fill unmet medical needs in DLBCL9.

In our clinical trials, we evaluate r/r DLBCL patients who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy. Based on 2024 projections from the 2019 Data Monitor Syndicated Report, it is estimated that there are 9,500 patients in the US eligible for a third line of treatment or are not eligible for stem cell transplantation or cell therapy.

The now completed SPiReL Phase 2 study, evaluated a combination of MVP-S with KEYTRUDA®10 (pembrolizumab) and Low Dose CPA in r/r DLBCL (ClinicalTrials.gov Identifier: NCT03349450). The treatment regimen was well-tolerated (population median age: 75 years) and demonstrated impressive results in antitumor efficacy outcomes in a subset of patients with Program Death Ligand 1 (“PD-L1”) expression. Among the 8 patients with tumor PD-L1 expression, the ORR was 75% (compared with PD-L1-negative patients [n=11], 0%) suggesting that PD-L1 positivity may identify patients most likely to respond to this combination immunotherapy. Presence of immune cells observed in the tumor before and during treatment was associated with tumor response. Survivin-specific T cells responses were observed during treatment and also associated with tumor response. More details can be found on the Scientific Publications & Posters section of our website (SITC November 2020 and ASH December 2020) for presentations given by Dr. Neil Berinstein, Hematologist at the Sunnybrook Health Science Center in Toronto and principal investigator of the SPiReL study.

In 2021, to further evaluate the results observed in the SPiReL study, we initiated the VITALIZE study, a company-sponsored, multi-centre Phase 2b trial in patients with r/r DLBCL. The VITALIZE phase 2b trial is an open-label, randomized, parallel group, Simon two-stage study designed to assess the combination of MVP-S and KEYTRUDA® with or without Low Dose CPA. In the first stage of this study, our lead compound is being evaluated in approximately 30 subjects, and in the second stage up to 102 total subjects with r/r DLBCL who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy (ClinicalTrials.gov Identifier: NCT04920617).

The primary endpoint is ORR, centrally evaluated per Lugano (2014) and measured by the number of subjects per arm achieving a best response of Partial or Complete Response (“PR” or “CR”) during the 2-year treatment period. All subjects will be evaluated for their baseline PD-L1 expression with the goal to validate the SPiReL data that highlighted PD-L1 as a possible predictive biomarker for the combination therapy.

In January 2022, we announced that a first patient with r/r DLBCL received treatment with MVP-S in combination with KEYTRUDA®, in the VITALIZE Phase 2B clinical trial, advancing our lead compound on the path to a registration trial.  Exploratory endpoints include cell mediated immune response, tumor immune cell infiltration, and biomarker analyses. Early data review from the initial stage 1 patients is expected during summer 2022.

During year ended December 31, 2021, IMV has spent $2.8 million on start-up costs related to this phase 2b study. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, the costs to complete the first stage of this trial (approximately 30 patients) are estimated at $10 million, of which $6 million is estimated to be spent in 2022.

Ovarian Cancer – DeCidE1 phase 2 in patients with recurrent, advanced platinum-sensitive and resistant ovarian cancer (IMV-sponsored)

Globally, ovarian cancer is the seventh most diagnosed cancer among women and a leading cause of mortality among all gynecological cancers (Global Data: Ovarian Cancer Opportunity Analysis and Forecast to 2028). According to Globocan 2020, on a worldwide basis, 314,000 women are diagnosed and there are 207,000 ovarian cancer related deaths each year with a median age of 63 at diagnosis. Almost all patients eventually become resistant to platinum-based therapy and 70% of patients relapse within three years. The standard of care for recurrent platinum resistant ovarian cancer is single agent chemotherapy (doxorubicin, paclitaxel or topotecan). These treatments have a 10-15% objective response rate and a three-to-four-month progression free survival rate. Accordingly, the overall prognosis for ovarian cancer still remains poor with multiple areas of high unmet need. No immunotherapy has been approved yet in this indication.

[9]	Zhang Y, Wang J, Sui X, et al. Prognostic and Clinicopathological Value of Survivin in Diffuse Large B-cell Lymphoma: A Meta-Analysis. Medicine. 2015;94(36):e1432.
[10]	KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA. Pembrolizumab is a highly selective humanized monoclonal IgG4 antibody directed against the PD-1 receptor on the cell surface. The drug blocks the PD-1 receptor, preventing binding and activation of PD-L1 and PD-L2. This mechanism causes the activation of T-cell mediated immune responses against tumor cells, which is complementary to MVP-S’ mechanism of action.

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Survivin is overexpressed in about 50% of stage I/II and up to 100% of stage III/IV ovarian cancers but is not expressed in normal ovarian tissue. Survivin positivity increases with histological Grade (Grade 1/2, 50% vs Grade 3, 76%) and is associated with reduced overall survival11.

In 2021, we completed the DeCidE1 phase 2 trial which evaluated safety and effectiveness of MVP-S, with Low Dose CPA. This trial enrolled patients with recurrent, advanced platinum-sensitive and –resistant ovarian cancer. Except for one patient, all patients were diagnosed with an advanced stage of the disease, and 12 patients had received 3 or more lines of prior therapy.

In patients with advanced ovarian cancer that were post first or second line of treatment, robust, dose-dependant survivin-specific T-cell responses that were durable over time were observed in patients treated with MVP-S. In this trial, we observed a median overall survival of 19.9 months, with a 45% overall survival rate at 23.8 months. Long-term clinical benefit was observed among those with platinum-sensitive, resistant and refractory disease. Survivin-specific T-cell responses were observed in 87% of patients.

Translational analyses revealed an increase from baseline in unique, survivin-specific T-cell clones in on-treatment tumor samples. Pre-treatment T-cell infiltration was associated with tumor regression. Enriched B-cell infiltration was also detected in on-treatment tumor samples, especially in patients who showed tumor reduction. Furthermore, antibodies to all 5 survivin-derived peptides were detected in plasma samples and were more prominent in patients with tumor shrinkage.

Treatment with MVP-S and Low Dose CPA was well-tolerated. Consistent with a previous study, treatment-related AEs were common in DeCidE1 and were predominantly Grade 1/2 injection site reactions. The most common treatment-related systemic AE was Grade 1 fatigue.

We plan to further evaluate the therapeutic potential of MVP-S in advanced ovarian cancer with an expanded trial and recently received agreement from the FDA and Health Canada on the design of the AVALON Phase 2b trial and we expect that this trial will be initiated in H2 2022.

During year ended December 31, 2021, IMV spent $0.3 million on costs for the DeCidE1 phase 2 study and we do not anticipate any material costs for this trial going forward. IMV estimates that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, the total cost to complete the first stage of the AVALON Phase 2b ovarian study will be $3 million, of which $1.2 million is expected to be spent in 2022.

Phase 2 basket trial in multiple solid tumor indications (IMV-sponsored)

In December 2021, IMV announced the completion of enrolment in the phase 2 basket trial in collaboration with Merck.

Top line data from both the bladder and MSI-H cohorts showed promising results. Clinical benefit (complete responses, partial responses, and stable disease) was observed in advanced or metastatic bladder cancer patients, including in patients who had received prior immune checkpoint inhibitor therapy. A more complete set of data, including evaluation of PD-L1 and other measures will be presented as a late-breaking oral symposium at the AACR Annual meeting in April 2022.

This study’s objectives were to identify and select the best solid tumor opportunities for the combination of IMV’s MVP-S with Merck’s anti PD-1 checkpoint inhibitor Keytruda® and CPA.

The basket study was an open-label, multicenter study that evaluates the safety and efficacy of the immunotherapeutic combination in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (“NSCLC”) cancers, as well as tumors shown to be positive for the microsatellite instability high (“MSI-H”) biomarker. Recruitment in the five indications followed a Simon two-stage design and each indication had prespecified success thresholds defined by the expected effect of Keytruda® as a monotherapy agent in that indication. Promising preliminary results were observed in the metastatic bladder and MSI-H cohorts. The Corporation is currently evaluating the path forward in the metastatic bladder indication.

[11]	Gąsowska-Bajger B, Gąsowska-Bodnar A, Knapp P, Bodnar L. Prognostic Significance of Survivin Expression in Patients with Ovarian Carcinoma: A Meta-Analysis. Journal of clinical medicine. 2021;10(4).

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During the year ended December 31, 2021, IMV spent $3.5 million on the phase 2 basket trial. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, costs to complete this trial are estimated at $18 million, of which $14.2 million has been spent to date and a total of $2.4 million is estimated to be spent in 2022.

Hormone receptor positive/HER2-negative (HR+/HER2-) Breast Cancer (investigator-sponsored)

Our lead compound, MVP-S is being investigated in patients with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment12. According to the National Cancer Institute, Hormone Receptive (HR+) and HER2 negative (HER2-) is the most common form of breast cancer representing more than 70% of all cases. Investigators at the Providence Cancer Institute have identified ki67 as a prognostic marker of resistance to treatment that is associated with the upregulation of survivin expression. Targeting survivin with MVP-S in this population represents a promising approach that will be tested in the study. This investigator-initiated phase 1B clinical study is being conducted at the Providence Cancer Institute in Oregon, recruitment is ongoing, and patients have started to receive treatment with MVP-S.

This three-arm phase 1B trial is designed to assess the combination of MVP-S plus standard-of-care aromatase inhibitor with/without radiotherapy or Low Dose CPA prior to surgery. Across the three arms of this study, our lead compound will be evaluated for the first time as a neoadjuvant in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

The primary objective is to evaluate the safety and immunogenicity of the neoadjuvant combination of MVP-S with the aromatase inhibitor, with/without radiation, or Low Dose CPA in each arm. Survivin-specific T cells in the resected tumor will be evaluated as a secondary objective. Translational studies will be conducted as exploratory analyses to characterize the MVP-S mechanism of action in the tumor and the tumor microenvironment. All intellectual rights from this study will remain the property of the Corporation.

IMV anticipates that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, $0.6 million is currently estimated to be spent by IMV for our share of the trial, of which no material costs were incurred in 2021 and $0.3 million is estimated to be spent in 2022.

Ovarian Cancer Phase 2 clinical trial (investigator-sponsored)

University Health Network’s (“UHN”) Princess Margaret Cancer Centre is conducting a phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of Merck’s Keytruda® (pembrolizumab), MVP-S and Low Dose CPA. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period. The Corporation will disclose results once provided by the UHN and will assess next steps with the UHN based on those results.

During the year ended December 31, 2021, IMV has spent $0.1 million on this study. We currently anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, the final payment due upon achievement of a pre-determined study milestone is $0.1 million and there are no other material costs anticipated for this study.

Our Next Cancer Immunotherapy: DPX-SurMAGE

Our second DPX®-based immunotherapy, DPX-SurMAGE combines the DPX® platform and two cancer antigens: survivin and MAGE-A9. MAGE protein family member, A9 (MAGE-A9) is frequently expressed in various human cancers including

[12]	Schettini, Francesco et al. “Endocrine-Based Treatments in Clinically-Relevant Subgroups of Hormone Receptor-Positive/HER2-Negative Metastatic Breast Cancer: Systematic Review and Meta-Analysis.” Cancers vol. 13,6 1458. 22 Mar. 2021.

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bladder, lung, and kidney. MAGE-A9 peptides will be combined with selected immunogenic peptides from the survivin protein in MVP-S to form a dual targeted T cell activating therapy. We believe that MAGE-A9 and survivin peptides presented on the surface of cancer cells may represent complementary targets for an enhanced DPX®-based cancer immunotherapy.

IMV began a phase 1 clinical study to evaluate MVP-S and DPX®-SurMAGE in separate cohorts of patients with NMIBC in early 2022. Despite the entry of immunotherapy agents into the bladder cancer market, including the promising checkpoint inhibitors, there remains significant unmet need across bladder cancer settings13,14. There are abundant opportunities for drug development for early-stage disease, as well as for patients who do not respond to or relapse following, treatment with an immune checkpoint inhibitor.

Bladder cancer is a common cancer worldwide that occurs when there is uncontrolled cell growth in the bladder lining, most commonly in urothelial cells (Antoni et al., 2017; ASCO, 2019).

This project is conducted in collaboration with CQDM, a Canadian bioresearch consortium, that awarded a grant for a collaboration among IMV, Centre de recherche du CHU de Quebec-Universite Laval (“CHU”) and La Fondation du CHU de Quebec (“FCHUQc”). The collaboration is receiving a grant from the CQDM and from the FCHUQc, to develop this novel dual target T cell therapy for an initial clinical application in bladder cancer. During the year ended December 31, 2021, IMV spent $0.5 million on the DPX-SurMAGE program. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various projects, IMV’s share of costs to complete this project are estimated at $1.5 million, of which $0.8 million is estimated to be spent in 2022.

Other collaborations in oncology

From time to time, IMV enters into collaborations with partners to evaluate the use of the DPX® platform with other products in oncology.

COVID-19 Impact on Clinical Programs

The COVID-19 pandemic crisis is still impacting clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. IMV’s clinical team continues to work closely with each clinical site and its CRO’s on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites are experiencing staffing shortages and as a result, have decreased clinical trial activities, while other, less impacted sites, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples has not been impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply has not been impacted to date and IMV has been developing contingency plans to address supply of drugs to all clinical sites in the event of future transportation or other constraints.

[13]	Fisher et al. Treatment patterns and outcomes in metastatic bladder cancer in community oncology settings. J Clin Oncol. 2017;35, no. 6_suppl:396-396
[14]	Campi et al. Unmet Clinical Needs and Future Perspectives in Non–muscle-invasive Bladder Cancer. Eur Urol Focus. 2018:4:472-480.

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EXPLORING THE BOUNDARIES OF OUR DPX® PLATFORM

We leveraged the unique mechanism of action of our DPX® delivery platform to create peptide vaccine candidates that are designed to generate a sustained and targeted B cell immune response (antibodies) with the potential to prevent infections by viruses. We have previously demonstrated the flexibility of DPX® through the development of two DPX®-based therapies against infectious diseases, DPX-RSV and DPX-COVID-19, that have shown generation of a targeted and sustained B cell response in a phase 1 trial and preclinical studies, respectively.

We are continuously exploring the boundaries of our DPX® delivery platform, and we are testing different bioactive molecules beyond peptide antigens. In 2021, we entered into a collaboration with Medicago Inc., a biopharmaceutical company that develops virus-like particles (“VLPs”) against infectious diseases. The collaboration will evaluate Medicago’s VLPs encapsulated in IMV’s DPX® technology. This agreement reflects IMV’s strategic shift in focus to seek licensing opportunities for its DPX® platform in indications outside of immuno-oncology. These collaborations are exploratory in nature and the Corporation expects to disclose evaluations or other results only when those are made available to IMV by each of its collaborators.

INTELLECTUAL PROPERTY

The Corporation strives to protect its intellectual property in established and emerging markets around the world. The Corporation’s intellectual property portfolio relating to its vaccine platform technology includes 24 patent families containing 57 issued patents and 79 pending patent applications in 12 jurisdictions (including applications filed and/or patents granted in the United States, Europe, Canada, Australia, Japan, India, Israel, Singapore, Brazil, Taiwan, China and separately Hong Kong).

The Corporation’s patents and applications cover specific DPX® compositions with broad utility for infectious diseases and cancer applications, as well as methods of manufacture and other applications of the platform technology. These patents, together with the pending applications if allowed, extend patent protection for some or all DPX®-based compositions and/or uses thereof approximately up to the year 2041. More details on the Corporation’s intellectual property strategy and patents can be found in the AIF filed on SEDAR at www.sedar.com.

Trademark protection for the platform name DPX® has been registered in the United States and Canada.

RECENT AND QUARTERLY DEVELOPMENTS

The Corporation announced:

•	On January 12, 2022, the first patient dosed in the VITALIZE Phase 2B clinical trial. VITALIZE will further evaluate the therapeutic potential of IMV’s lead compound, MVP-S, in combination with Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) and Low Dose CPA, in patients with r/r DLBCL.
•	On December 22, 2021, the appointment of Andrew Hall to the role of Chief Executive Officer and Director of the Board, effective January 1, 2022.
•	On December 21, 2021, the completion of enrolment in the Phase 2 basket clinical study evaluating MVP-S in combination with Merck’s KEYTRUDA® in patients with metastatic bladder and MSI-H solid tumors. IMV enrolled 131 patients across clinical sites in the U.S. and Canada. Monitoring is ongoing for patients on treatment, but enrolment is now closed. Promising preliminary results were observed in the metastatic bladder and MSI-H cohorts and the Corporation is currently evaluating the path forward in the metastatic bladder indication.
•	On December 17, 2021, the completion of a $25 million long-term debt facility led by Horizon Technology Finance Corporation (Nasdaq: HRZN) (“Horizon”). IMV has drawn down $15 million with an additional $10 million to be made available upon achievement of a pre-determined milestone. Of the initial $15 million draw down, CAD$4.5 million has been used to pay off IMV’s existing term loan with the government of Nova Scotia. The remaining proceeds from the facility will be used to support the ongoing clinical development of key investigational product candidates within IMV’s pipeline and for general working capital purposes.
•	On December 2, 2021, new translational data implicating B cells in the therapeutic potential of MVP-S treatment in ovarian cancer patients. The abstract released by the ESMO-IO congress highlighted that:
o	Enriched B cell infiltration was detected in on-treatment tumor samples, especially in patients who showed tumor reduction; the strongest increase was observed within memory B cells,
o	The frequency of systemic plasmablasts increased on-study in most of assessed patients and was more pronounced in patients with tumor shrinkage,

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o	Antibodies to all 5 survivin peptides were detected in plasma samples and were more prominent in patients with tumor shrinkage.

•	On November 30, 2021, the first patient with hormone receptor positive/HER2-negative (HR+/HER2-) breast cancer was dosed with our lead compound, MVP-S. In this trial, MVP-S is being administered in combination with an aromatase inhibitor, with or without radiotherapy or cyclophosphamide prior to surgery.
•	On November 22, 2021, that Pierre Labbé, the Corporation’s Chief Financial Officer, will retire on March 31, 2022. Mr. Labbé will continue to consult with IMV to support the transition after his retirement
•	On August 10, 2021, final top-line results of the DeCidE1 phase 2 clinical trial evaluating MVP-S in patients with advanced recurrent ovarian cancer. Treatment was well-tolerated with an overall survival rate of 44.9% at 23.8 months of follow up and a median overall survival of 19.9 months. We believe these results are particularly encouraging because many subjects in the trial had been heavily pre-treated and 57.9% were platinum resistant. These results and data from the completed translational analyses informed the design of the phase 2 AVALON clinical study to be initiated in the second half of 2022.
•	On August 4, 2021, that Frederic Ors stepped down as Chief Executive Officer (CEO). The IMV Board of Directors appointed Andrew Hall, the Corporation’s Chief Business Officer, as Interim CEO.
•	On July 20, 2021, the closing of a public offering (the “July 2021 Offering”) of 14,285,714 units (the “Units”) at a price to the public of $1.75 per Unit, for aggregate gross proceeds of approximately $25 million, before deducting underwriting commissions and offering expenses and excluding any proceeds the Corporation may receive from the exercise of the underlying warrants. Each Unit is comprised of one common share and three-quarters of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of $2.10 per common share, subject to adjustment in certain events, until July 20, 2026. If the Warrants are fully exercised it will represent approximately $22.5M of additional gross proceeds.
•	On June 9, 2021, the appointment of Jeremy R. Graff, Ph.D. as Chief Scientific Officer, effective as of June 14, 2021. Dr. Graff brings over 20 years of experience in preclinical and clinical research and translational analysis for novel immune-activating therapeutics in oncology.
•	On May 12, 2021, the resignation of Dr. Joanne Schindler as Chief Medical Officer (CMO), effective June 11, 2021.
•	On May 11, 2021, the appointment of Dr. Michael Kalos, to its board of directors effective May 11, 2021. Dr. Kalos is an internationally recognized expert in T cell therapy and immunotherapy and brings over 25 years of experience from both industry and academia. The Corporation also announced that James Hall, who has served on IMV’s Board of Directors since February 2010, has retired from his role at the annual general meeting in June 2021.
•	On May 10, 2021, initiated a Phase 1b clinical trial with its lead compound, MVP-S in patients with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment. This investigator-initiated Phase 1B clinical study is being conducted at the Providence Cancer Institute.

This three-arm Phase 1B trial is designed to assess the combination of maveropepimut-S and standard-of-care aromatase inhibitor with/without radiotherapy or CPA prior to surgery. Across the three arms of this study, IMV’s lead compound will be evaluated in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

•	On April 7, 2021, following feedback from the FDA on the design of the clinical development program, IMV has entered into an agreement with Merck to initiate a Phase 2B clinical trial to evaluate its lead compound, maveropepimut-S in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy, in patients with r/r DLBCL. The contribution of CPA as an activator of immune response is also being evaluated in this trial.

•	On March 25, 2021, the appointment of Kyle Kuvalanka to the Board of Directors effective April 1, 2021. Currently, Mr. Kuvalanka serves as Chief Financial Officer and Chief Operating Officer at Goldfinch Bio, a kidney precision medicines company. Concurrent to Mr. Kuvalanka’s appointment, Wayne Pisano, who has served on IMV’s Board of Directors since October 2011, retired from his role with the Corporation.

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SELECTED FINANCIAL INFORMATION

The selected statements of loss and comprehensive loss data for the periods presented, and the selected statement of financial position data as of the dates presented are derived from the audited annual consolidated financial statements. The selected historical financial data below should be read in conjunction with the financial statements and related notes and the sections titled “Components of Operations Overview” and “Results of Operations” appearing elsewhere in this report. Due to the change in functional and presentation currency; December 31, 2020 and historical quarterly results presented in this section have been recast in USD using the method described in the section Changes in Accounting Policies.

	As of,
	December 31, 2021	December 31, 2020
Statements of financial position data:	(in thousands of US dollars)
Cash and cash equivalents	$38,616	$36,268
Working capital (1)	37,127	35,584
Total assets	50,121	45,998
Total liabilities	28,579	15,196
Accumulated deficit	(154,920)	(118,331)
Total shareholder's equity	21,542	30,802

(1)	Working capital is defined as current assets less current liabilities. See financial statements for further details regarding current assets and current liabilities.

	Three months ended Dec 31,		Year ended Dec 31,
	2021	2020	2021	2020
Statements of loss and comprehensive loss data:	(in thousands of US dollars, except share and per share amounts)
Revenue
Interest revenue	35	68	188	225
Total revenue
Operating Expenses
Research and development	7,452	6,122	23,080	19,904
General and administrative	4,168	4,166	16,020	11,344
Government assistance	(357)	(2,334)	(3,230)	(4,991)
Accreted interest and valuation adjustments	468	(520)	907	27
Total operating expenses	11,731	7,434	36,777	26,284
Net loss	$(11,696)	$(7,366)	$(36,589)	$(26,059)
Other comprehensive loss
Currency translation adjustment	-	1,392	-	2,660
Total comprehensive loss	$(11,696)	$(5,974)	$(36,589)	$(23,399)
Basic and diluted loss per share	(0.14)	(0.09)	(0.49)	(0.39)
Weighted-average shares outstanding	82,145,017	67,093,547	74,198,439	60,305,264

COMPONENTS OF OPERATIONS OVERVIEW

Revenue

The Corporation has no products approved for commercial sale and has not generated any revenue from product sales. Revenue consists primarily of income earned on cash balances held at a commercial bank.

Operating Expenses

Research and development expenses

To date, the Corporation’s research and development expenses have related primarily to discovery efforts and preclinical manufacturing and clinical development of its product candidates. The most significant research and development expenses for the year relate to costs incurred for the development of the Corporation’s most advanced product candidates, MVP-S

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•	Expenses incurred under agreements with CROs, as well as investigative sites and consultants that conduct clinical trials, preclinical studies and other scientific development services;
•	Costs related to the production and scale-up of clinical materials, including fees paid to contract manufacturers;
•	Employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;
•	Expenses incurred for outsourced professional scientific and regulatory development services;
•	Laboratory materials and supplies used to support research activities; and
•	Facilities and other expenses, which includes depreciation on laboratory equipment.

The Corporation expenses all research and development costs in the periods in which they are incurred. The Corporation accrues for costs incurred as the services are being provided by monitoring the status of projects and the invoices received from its external service providers. Accruals are adjusted as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

Research and development activities are central to IMV’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-staged clinical trials. The Corporation expects that research and development expenses will increase substantially over the next few years as it increases personnel, advances manufacturing processes, initiates and conducts additional clinical trials and prepares regulatory filings related to its product candidates. The Corporation also expects to incur increased research and development expenses as it selectively identifies and develops additional product candidates. However, it is difficult to determine with certainty the duration and completion costs of current or future preclinical programs and clinical trials of product candidates.

The duration and timing of clinical trials and development of the Corporation’s product candidates will depend on a variety of factors that include, but are not limited to, the following:

•	The scope, progress, outcome and costs of clinical trials and other research and development activities, including establishing an appropriate safety profile with IND-directed studies;
•	Patient enrollment, discontinuation rates, per patient trial costs and number and location of clinical trial sites in clinical trials;
•	The ability of the Corporation’s clinical partners and sponsors for investigator-sponsored trials to manage clinical trials;
•	Establishing commercial manufacturing capabilities or making arrangements with third party manufacturers;
•	Timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•	Obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•	Significant and changing government regulation; and
•	Significant competition and rapidly changing technologies within the biopharmaceutical industry.

The probability of success for each product candidate is highly uncertain. The Corporation will determine which programs to pursue and what resources to allocate to each program in response to the scientific and clinical success of each product candidate as well as an assessment of each product candidate’s commercial potential. Further, because IMV’s product candidates are still in clinical development, the Corporation cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, it may achieve profitability.

General and administrative

General and administrative expenses consist primarily of salaries and other staff-related costs, including share-based compensation expense for personnel in executive, finance, human resources, project management, business development, investor relations and administrative functions. General and administrative expenses also include, but are not limited to, facilities and overhead costs, legal fees related to corporate, securities and patent matters, investor relations costs, insurance and professional fees for assurance, taxation, information technology communications and human resources matters. General and administrative costs are expensed as incurred and the Corporation accrues for services provided by third parties related to the above expenses by monitoring the status of services provided and receiving estimates from its service providers, adjusting accruals as actual costs become known.

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The Corporation expects that its general and administration expenses will increase in the future as it increases personnel to support the continued development of its product candidates. The Corporation has experienced and expects to continue to experience, increased expense associated with being a Nasdaq listed company including increased accounting, audit, legal, regulatory and compliance costs, director and officer insurance premiums, as well as higher investor relations and public relations costs.

Government assistance

Government assistance consists primarily of research and development investment tax credits awarded through the Canada Revenue Agency’s Scientific Research and Economic Development (“SR&ED”) program for research expenditures incurred in Canada. Government assistance also contains other government funding for research projects and employment funding as well as fair market value adjustments to interest-free and low-interest government loans.

Accreted interest

Accreted interest relates entirely to the valuation of interest-free and low interest-bearing government loans, most of which are repayable based on a percentage of future gross revenue.

RESULTS OF OPERATIONS

Due to the change in functional and presentation currency, December 31, 2020 and historical quarterly results presented in this section have been recast in USD using the method described in the section Changes in Accounting Policies.

Comparison of the Years Ended December 31, 2021 and 2020

The following table summarizes the Corporations results of operations for the years ended December 31, 2021 and 2020:

	Years ended December 31,
	2021	2020	Change ($)
	(In thousands of US dollars)
Revenue
Interest income	$188	$225	$(37)
Total revenue			-
Operating Expenses
Research and development	23,080	19,904	3,176
General and administrative	16,020	11,344	4,676
Government assistance	(3,230)	(4,991)	1,761
Accreted interest and adjustments	907	27	880
Total operating expenses	36,777	26,284	10,493
Net loss	$(36,589)	$(26,059)	$(10,530)

Revenue

Interest revenue did not fluctuate significantly period over period.

Research and development expenses

Research and development expenses increased to $23 million during the year ended December 31, 2021, from $19.9 million during the year ended December 31, 2020. The increase of $3.1 million compared to 2020 is mainly attributable to a $3.8 million increase in manufacturing and development costs for maveropepimut-S, $2.8 million in start up costs for the DLBCL phase 2B trial, and a $1.9 million increase in personnel costs as a result of increased headcount. This increase is partly offset by a $3 million decrease in DPX-COVID-19 development costs, a $1.8 million decrease in basket trial costs and a $0.6 million decrease in ovarian trial costs.

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	Years ended December 31,
	2021	2020	Change ($)
	(In thousands of US Dollars)
Direct research and development expenses by program:
DPX-Survivac
DLBCL (incl Vitalize and Spiral)	$3,008	$555	$2,453
Ovarian	382	954	(572)
Basket Trial	3,458	5,222	(1,764)
Other (incl. MVP-S manufacturing activities)	6,051	1,876	4,175
DPX-SurMAGE	455	810	(355)
DPX-COVID-19[1]	1,657	4,630	(2,973)
Other programs	559	383	176
Total direct R&D expense	15,570	14,430	1,140
Unallocated research and development expenses:
Personnel (including stock-based compensation)	6,574	4,687	1,887
Indirect research and development expense[2]	936	787	149
Total research and development expenses	$23,080	$19,904	$3,176

[1]	DPX-COVID-19 development is government funded

[2]	Indirect research and development expense includes non-cash amortization of lab equipment, travel and general laboratory utilities and consumables.

General and administrative expenses

General and administrative expenses increased to $16 million for the year ended December 31, 2021, compared to $11.3 million for the year ended December 31, 2020. This $4.7 million increase can be explained by an increase of $1.5 million and $0.7 million in salaries and non-cash stock-based compensation, respectively related to planned hiring and executive leadership changes, an increase of $1.3 million for the Corporation’s Directors and Officers insurance premium, a $0.9 million increase in professional fees for recruitment and communications and a $0.3 million increase in board of directors’ compensation.

Government Assistance

The decrease in government assistance for the year ended December 31, 2021, compared with December 31, 2020, is mainly attributable to a decrease in government funding related to the development of DPX-COVID-19, which is received as project expenses are incurred.

Comparison of the Three Months Ended December 31, 2021 and 2020

The following table summaries the Corporations results of operations for the three months ended December 31, 2021 and 2020:

	Three months ended December 31,
	2021	2020	Change ($)
	(In thousands of US Dollars)
Revenue
Interest income	$35	$68	$(33)
Total revenue
Operating Expenses
Research and development	7,452	6,122	1,330
General and administrative	4,168	4,166	2
Government assistance	(357)	(2,334)	1,977
Accreted interest and adjustments	468	(520)	988
Total operating expenses	11,731	7,434	4,297
Net loss	$(11,696)	$(7,366)	$(4,330)

Revenue

Interest revenue did not fluctuate period over period.

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Research and development expenses

Research and development expenses increased to $7.4 million for the three months ended December 31, 2021, from $6.1 million for the three months ended December 31, 2020. The increase of $1.3 million compared to Q4 2020 is mainly attributable to a $2.7 million increase related to the timing of MVP-S development and manufacturing activities, $1.2 million in start up costs for the phase 2B trial in DLBCL, and a $0.2 million increase in personnel expenses due to additional headcount. These increases are partly offset by a $1.8 million decrease in development costs for DPX-COVID-19 following a shift in strategic focus, a $0.7 million decrease in basket trial costs, and a $0.3 million decrease in SPiReL Phase 2 DLBCL and DeCIde1 Phase 2 Ovarian study costs as these trials are concluding.

General and administrative expenses

General and administrative expenses are comparable period over period.

Government assistance

The decrease in government assistance for the three-month period ended December 31, 2021, compared with December 31, 2020, is driven by a $2 million decrease in government funding related to the development of DPX-COVID-19, which is received as project expenses are incurred.

CASHFLOWS, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Sources of liquidity

IMV is publicly traded and as a result has funded its operations primarily through public and private equity offerings, as well as from upfront and milestone payments, and research support payments generated from collaborations.

As of March 16, 2022, IMV has issued 612,428 shares under its October 2020 ATM (as further described below) for total gross process of $2.4 million and net proceeds of $2.1 million. On December 17, 2021, the Corporation secured a $25 million long-term debt facility lead by Horizon Technology Finance Corporation (“Horizon”). IMV has drawn down $15 million with an additional $10 million to be made available upon achievement of a pre-set milestone. In addition, on July 20, 2021, the Corporation completed the July 2021 Offering (as further described below) of 14,285,714 Units for gross proceeds of $25 million and net proceeds of $23 million. In 2020, IMV completed a private placement of 8,770,005 units of the Corporation for gross proceeds of $17.8 million and net proceeds of $17.7 million. The Corporation also issued 6,841,773 shares under two ATM distribution agreements for total gross proceeds of $30 million and net proceeds of $28.5 million.

Funding requirements

The Corporation has not generated any revenue from approved product sales to date and does not expect to do so until such time as IMV obtains regulatory approval and commercializes one or more of its product candidates. As the Corporation is currently in the preclinical and clinical stages development, it is uncertain when or if it will achieve commercialization. IMV expects that operating expenses will continue to increase in connection with ongoing and new, later-staged clinical trials, expanded preclinical activities and the development of product candidates in the pipeline. The Corporation expects to continue and expand its current collaborations and will look for additional collaborations. For the purposes of assessing the Corporation as a going concern, although it is difficult to predict funding requirements, based on the current operating plan, it is anticipated that existing cash and cash equivalents and identified potential sources of cash, will fund operations and capital expenditure requirements to the second quarter of 2023. These estimates are based on assumptions and plans which may change and which could impact the magnitude and/or timing of operating expenses, capital expenditures and the Corporation’s cash runway. The successful development of product candidates is uncertain, and therefore IMV is unable to estimate the actual funds required to complete the research, development and commercialization of product candidates. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. There can be no assurance that additional financing will be available on acceptable terms or at all. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, that may or may not include merger and acquisitions activities. If the Corporation is unable to

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obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures, or the Corporation may be unable to continue operations. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

At December 31, 2021, the Corporation had approximately $40.1 million of existing and identified potential sources of cash including:

•	cash and equivalents of $38.4 million; and
•	amounts receivable and investment tax credits receivable of $1.7 million.

In addition, the Corporation entered into the October 2020 ATM allowing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of $50 million through Piper Sandler, as agent (remaining available as at March 16, 2022 is $47.6 million). The Corporation continually reassesses the adequacy of its cash resources, evaluating existing clinical trials, research projects and/or potential collaboration opportunities, to determine when and how much additional funding is required.

The Corporation continuously monitors its cash position, the status of its development programs including those of its partners, cash forecasts for completing various stages of development and the potential to license or co-develop each product candidate and continues to actively pursue alternatives to raise capital, including equity offerings, debt and non-dilutive funding.

Cash Flows

The following table summarizes the Corporation’s cash flows for the periods indicated (in thousands of US dollars):

	Year Ended December 31,
	2021	2020
	(In thousands of US dollars)
Net cash (used in) provided by:
Operating activities	(32,045)	(23,533)
Financing activities	35,762	48,958
Investing activities	(1,402)	(331)
Net increase (decrease) in cash and cash equivalents	2,315	25,094

Cash flows from operating activities

During the year ended December 31, 2021, $32 million was used in operating activities. This included the reported net loss of $36.6 million prior to being decreased by $3.4 million for non-cash expenses including Deferred share unit (“DSU”) compensation, depreciation, accretion of long-term debt, loss on disposal of assets, revaluation of long-term debt and stock-based compensation. The Corporation had a net increase of cash of $1.2 million as a result of changes in working capital balances, which was mainly attributable to a $1.0 million decrease in amounts receivable, a $1.0 million increase in accounts payable, accrued and other liabilities, and a $0.4 million decrease in investment tax credits receivable partly offset by a $1.2 million increase in prepaid expenses.

During Fiscal 2020, $23.5 million was used in operating activities. This included the reported net loss of $23.4 million prior to being decreased by $1.1 million for non-cash expenses including DSU compensation, depreciation, accretion of long-term debt, fair value adjustments and stock-based compensation. The Corporation had a net decrease of cash of $1.2 million as a result of changes in working capital balances, which was mainly attributable to a $1.5 million increase in prepaid expenses, a $0.9 million increase in accounts receivable related to government funding towards the DPX-COVID-19 program, and a $0.2 million increase in investment tax credits. This decrease was partly offset by an increase of $1.4 million in accounts payable, accrued and other liabilities.

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Cash flows from financing activities

During the year ended December 31, 2021, sources of cash from financing activities included: $25 million in proceeds from the July 2021 Offering less cash issuance costs of $2.1 million, $15 million in proceeds from the Horizon Venture Debt Facility less issuance costs of $0.4 million, $2.3 million in proceeds raised from the October 2020 ATM offering less cash issuance costs of $0.3 million, and less than $0.1 million through the exercise of stock options. IMV used $4 million to repay long-term debt, including $3.5 million to repay the Province of NS Loan in connection with the Horizon Venture Debt Facility and used $0.1 million to pay lease obligations.

During Fiscal 2020, sources of cash from financing activities included: $30 million in proceeds raised from the ATM offering less cash issuance costs of $1.5 million, $17.8 million in proceeds raised from the Private Placement less cash issuance costs of $108,000, $2.3 million in proceeds from short-term borrowings related to financed Directors and Officers insurance premium, $0.7 million in proceeds from long-term conditionally repayable borrowings related to government funding of DPX-COVID-19 and $1.9 million through the exercise of stock options and warrants. The Corporation used $2 million to repay short-term borrowings related to financing the Directors and Officers insurance premium and used $0.1 million to repay long-term debt and lease obligations during the period.

Cash flows from investing activities

During the year ended December 31, 2021, IMV used $1.4 million of cash in investing activities, consisting mainly of planned purchases of capital expenditures for ongoing research and operating activities, including $0.5 million for specialized equipment for GMP manufacturing.

During the year ended December 31, 2020, IMV used $0.3 million of cash in investing activities, consisting mainly of purchases of capital expenditures for ongoing research and operating activities.

JULY 2021 EQUITY OFFERING AND USE OF PROCEEDS

On July 20, 2021, the Corporation completed a public offering (“July 2021 Offering”), issuing 14,285,714 Units at a price of $1.75 per Unit for aggregate proceeds of $25 million and net proceeds of $23 million. Each Unit comprised one common share and three-quarters of one common share purchase warrant. The Corporation intends to use the net proceeds of the July 2021 Offering to continue the clinical development of maveropepimut-S in DLBCL, breast cancer, ovarian cancer, bladder cancer and microsatellite instability high (MSI-H), start the clinical development of a new product, DPX-SurMAGE, in bladder cancer, continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of United States dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds (in thousands of US dollars)	Estimated amount	Amount to date	Variances
	$	$
Clinical development of maveropepimut-S	16,680	6,912	No variances anticipated

MARCH 2019 EQUITY OFFERING AND USE OF PROCEEDS

On March 6, 2019, the Corporation completed a public offering, issuing 5,404,855 Common Shares (including 504,855 Common Shares upon the exercise of the underwriters’ over-allotment option on March 11, 2019) at a price of CAD$5.45 per share for aggregate proceeds of $22.1 million. The Corporation intends to use the net proceeds of this offering to accelerate the development of MVP-S in combination with Keytruda as part of the basket trial in selected advanced or recurrent solid tumors in bladder, liver (hepatocellular carcinoma), ovarian and non-small-cell lung cancers, as well as tumors shown to be positive for the microsatellite instability high biomarker and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of United States dollars (except for working capital and general corporate purposes).

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Intended Use of Proceeds (in thousands of US dollars)	Estimated amount	Amount to date	Variances
	$	$
Phase 2 clinical trial for multiple indications	12,000	8,987	No variances anticipated

OCTOBER 2020 ATM DISTRIBUTION

On October 16, 2020, the Corporation entered into an equity distribution agreement (“October 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell, through “at-the-market” offerings, Common Shares from time to time up to an aggregate offering price of $50 million through Piper Sandler, as agent. The Corporation intends to use the net proceeds from the October 2020 ATM for research and development expenditures, clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate and general corporate purposes. As of March 16, 2022, a total of 612,428 shares have been sold under the October 2020 ATM for total gross proceeds of $2.4 million.

SUMMARY OF QUARTERLY RESULTS

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for per share amounts)

	Q4 - 2021	Q3-2021	Q2-2021	Q1-2021	Q4- 2020	Q3-2020	Q2-2020	Q1-2020
Total Revenue	35	41	42	69	69	66	40	51
Total Expenses	11,731	10,480	7,481	7,026	7,435	6,318	5,288	7,243
Loss	(11,696)	(10,439)	(7,439)	(6,957)	(7,366)	(6,252)	(5,248)	(7,192)
Basic and Diluted Loss per Share	(0.14)	(0.13)	(0.11)	(0.10)	(0.11)	(0.09)	(0.08)	(0.14)
(1)	Unless otherwise noted, financial information in thousands of US dollars and prepared in accordance with IFRS.

Revenues from quarter-to-quarter may vary significantly. Revenues are generated mainly from interest on cash balances as well as from non-recurring contract research agreements. It is also important to note that historical patterns of expenses cannot be taken as an indication of future expenses. The amount and timing of expenses and availability of capital resources vary substantially from quarter-to-quarter, depending on the level of R&D activities being undertaken at any time and the availability of funding from investors or collaboration partners.

ONCOLOGY OUTLOOK

The exact timing could differ from expectations but are currently management’s best estimate.

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RELATED PARTY TRANSACTIONS

For the year ended December 31, 2021, there were no related party transactions (2020 - $nil).

CONTRACTUAL OBLIGATIONS

The following table outlines the contractual maturities for long-term debt repayable over the next five years and thereafter:

Contractual Obligations	Payments Due by Period (in thousands of US dollars)
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Accounts payable and accrued liabilities	8,607	8,607	_	_	_
Short term and low value leases	47	15	20	12	_
Long-term leases	2,175	434	900	587	254
Long-term debt	27,460	1,397	11,656	6,081	8,326
TOTAL	38,289	10,453	12,756	6,680	8,580

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation was not party to any off-balance sheet arrangements as of December 31, 2021.

OUTSTANDING SECURITIES

As at March 16, 2022, the number of issued and outstanding Common Shares was 82,221,363 and a total of 19,642,549 shares are reserved for the issuance of outstanding stock options, warrants and deferred share units.

RISKS AND UNCERTAINTIES

The Corporation is a clinical-stage company that operates in an industry that is dependent on a number of factors that include the Corporation’s capacity to raise additional funding on reasonable terms when necessary, obtain positive results of pre-clinical studies and clinical, successfully develop existing and new products, hire and retain skilled staff, protect its intellectual property, manufacture its products and meet demand, and obtain necessary regulatory approvals and the timing in respect thereof, etc. An investment in the Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the Corporation’s AIF and the registration statement on Form 40-F filed with the U.S. Securities and Exchange Commission, as well as the other information filed with the securities regulators before investing in the Common Shares. If any of such described risks occur, or if others occur, the Corporation’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Corporation’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of the Corporation’s most recent AIF filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

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The Corporation maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable securities laws, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Corporation’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

The CEO and CFO have evaluated whether there were changes to the DCP during the period ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Corporation recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Corporation’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Corporation to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to ICFR during the period ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR. No such changes were identified through their evaluation. In response to the COVID-19 pandemic, the Corporation asked its employees to work from home to the extent possible. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Corporation’s internal controls during the period ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR.

The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the audited annual consolidated financial statements are consistent with those of previous financial year except for the change in accounting policies described hereunder. The significant accounting policies of IMV are detailed in the notes to the annual audited consolidated financial statements for the year ended December 31, 2021 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

Changes in Accounting Policies

Functional and presentation currency

Effective January 1, 2021, the Corporation has adopted the USD as its functional and presentation currency. Prior to this date, the functional and presentation currency was the CAD. The change in the functional currency from the CAD to the USD reflects the primary economic environment in which the Corporation operates. As a result of the advancement of the Corporation’s development programs, the Corporation anticipates higher research and development costs in future periods which will be denominated mainly in USD. In addition, these costs will be financed from USD proceeds received from the ATM executed in 2020. The Corporation also anticipates that potential future sales revenues and financings will be primarily denominated in USD.

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As such, these audited annual consolidated financial statements are measured in USD. On January 1, 2021, the change in functional currency resulted in the assets and liabilities as of December 31, 2020 being translated in USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency is applied prospectively.

The change in presentation currency was applied retrospectively and therefore, these audited annual consolidated financial statements are presented in USD, together with the comparative information as at December 31, 2020 and for the year ended December 31, 2020. For comparative purposes, historical consolidated financial statements were recast in USD by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective period and equity transactions at historical rates. Any exchange difference resulting from the translation was included in accumulated other comprehensive income presented in shareholders’ equity.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

While the Corporation’s significant accounting policies and critical judgements in applying the Corporation’s accounting policies are detailed in the audited annual consolidated financial statements for the year ended December 31, 2021 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar, the Corporation believes that the following critical accounting policies, estimates and judgements are most important to understanding and evaluating its financial results.

Calculation of initial fair value and carrying amount of long-term debt

Atlantic Canada Opportunities Agency (“ACOA”) conditionally repayable loans (“Conditional ACOA Loans”)

The initial fair value of the Conditional ACOA Loans is determined by using a discounted cash flow analysis for each of the loans, which requires a number of assumptions. The difference between the face value and the initial fair value of the Conditional ACOA Loans is recorded in the consolidated statement of loss and comprehensive loss as government assistance. The carrying amount of the Conditional ACOA Loans requires management to adjust the long-term debt to reflect actual and revised estimated cash flows whenever revised cash flow estimates are made or new information related to market conditions is made available. Management recalculates the carrying amount by computing the present value of the estimated future cash flows at the original effective interest rate. Any adjustments are recognized in the consolidated statement of loss as accreted interest after initial recognition.

The significant assumptions used in determining the discounted cash flows include estimating the amount and timing of future revenue for the Corporation and the discount rate.

As the Conditional ACOA Loans are repayable based on a percentage of gross revenue, if any, the determination of the amount and timing of future revenue significantly impacts the initial fair value of the loan, as well as the carrying value of the Conditional ACOA Loans at each reporting date. The expected revenue streams include i) estimated royalties generated from the eventual commercialization of the Corporation’s products, and ii) estimated milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones. The amount and timing of estimated milestone payments forecasted are earlier and less predictable, therefore, changes in the amount and timing of milestone payments could have a significant impact on the fair value of the loans. Further, the Corporation is in the early stages of research for its product candidates; accordingly, determination of the amount and timing of any revenue streams requires significant judgment by management.

The discount rate determined on initial recognition of the Conditional ACOA Loans is used to determine the present value of estimated future cash flows expected to be required to settle the debt. In determining the appropriate discount rates, the Corporation considered the interest rates of similar long-term debt arrangements with similar terms. The Conditional ACOA Loans are repayable based on a percentage of gross revenue, if any; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 35% to discount the Conditional ACOA Loans.

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FINANCIAL INSTRUMENTS

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The Corporation recognizes financial instruments based on their classification. Depending on the financial instrument’s classification, changes in subsequent measurements are recognized in net loss or other comprehensive loss.

A description of the financial instruments, their fair value and risk management is included in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

(Signed) Andrew Hall	(Signed) Pierre Labbé
Andrew Hall	Pierre Labbé
Chief Executive Officer	Chief Financial Officer

March 16, 2022

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